FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

CERAGON NETWORKS LTD.
(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registration in connection with Rule 12g3(b): 82 - _________________

Long-time Director, Avi Patir, Passed Away on January 28, 2018; Letter Received from NASDAQ on February 5, 2018

On January 28, 2018, Avi Patir, a member of the Ceragon Board of Directors since March 2007, passed away. Mr. Patir served on the Financial Audit Committee, the Corporate Audit Committee, the Nomination Committee and the Compensation Committee, on which he served as the chairman.

After notifying NASDAQ of Mr. Patir's death, on February 5, 2018, Ceragon received a letter from the NASDAQ Listing Qualifications Department, which noted that due to such death, as of January 28, 2018, Ceragon no longer complies with NASDAQ’s independent director and audit committee requirements as set forth in Listing Rule 5605.  However, consistent with Listing Rules 6505(b)(1)(A) and 5605(c)(4), NASDAQ will provide Ceragon a cure period in order to regain compliance until the earlier of Ceragon’s next annual shareholders’ meeting or January 28, 2019; or if the next annual shareholders’ meeting is held before July 27, 2018, then Ceragon must evidence compliance no later than this date. Ceragon plans to fill the vacancy and regain compliance within the cure period provided by NASDAQ.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERAGON NETWORKS, LTD.

Date: February 8, 2018	By:	/s/ Michal Lavee Machlav
	Name:	Michal Lavee Machlav
	Title:	VP, General Counsel